

April 8, 2010

Ms. Janet F. Clark
Executive Vice President and Chief Financial Officer
Marathon Oil Company
5555 San Felipe Road
Houston, TX 77056-2723

> **Re: Marathon Oil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-05153**

Dear Ms. Clark:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Cover page

1.   We note that you have "made no determination that [your executive officers and directors] are 'affiliates' within the meaning of Rule 405 of the Securities Act of 1933." Please explain on what basis these individuals could disclaim affiliate status.

Business, page 1

Gross and Net Acreage, page 9

2.   We note the table on page 9 indicating that you have a total of 4.8 million net
        undeveloped acres as compared to 3.3 million net developed acres worldwide. Please
        confirm that the undeveloped acres do not have minimum remaining terms of leases or
        concessions that are material.

Reserves, page 10

Changes in Proved Undeveloped Reserves, page 13

3.   We note from your disclosure, in combination with your tabular presentation of
        "Estimated Quantities of Proved Oil and Gas Reserves" on page 126, that your total
        proved undeveloped reserves increased from 289 mmboe at the end of 2008 (including
        reserves attributed to discontinued operations) to 492 mmboe at the end of 2009, a net
        increase of 203 mmboe. Additionally, you state that you added 290 mmboe, primarily
        attributed to the inclusion of 211 mmboe of synthetic crude oil, and transferred 38
        mmboe to proved developed reserves. In reconciling this activity from your disclosures,
        there appears to be an unexplained net change of 30 mmboe (10.4% of beginning
        reserves), which appears to consist of an unexplained gross increase of 79 mmboe (27.3%
        of beginning reserves), and an unexplained gross decrease of 49 mmboe (17.0% of
        beginning reserves).

        Accordingly, please expand your disclosure to address any additional material gross
        changes to your proved undeveloped reserves, as required by Item 1203(b) of Regulation
        S-K, or explain to us why, if true, you consider the remaining unexplained changes to not
        be material, accompanied by your underlying analysis.

4.   We note that 31% of your 492 mmboe of proved undeveloped reserves have been
        classified as such for more than five years, and primarily relate to your compression
        project in Equatorial Guinea, which was sanctioned by your Board of Directors in 2004.
        Though you now state you expect this project to be completed by 2014, the time elapsed
        to date, as well as the remaining projected time to completion, and amount of associated
        proved undeveloped reserves continuing to be reported, appear to be significant. With a
        view towards expanded disclosure, please tell us: (i) why this project is taking so long,
        (ii) what significant investments and progress were made during the most recent year,
        (iii) why you expect it to require an additional four years to complete, and (iv) why you
        continue to believe that the associated proved undeveloped reserves are appropriate for
        continued reporting at this time. Refer to Item 1203 of Regulation S-K for additional
        guidance.

Management's Discussion and Analysis, page 40

Overview, page 40

5.   We note your disclosure on pages 54 and 58 that your approved capital, investment, and exploration budget for 2010 represents a 17% decrease from your 2009 spending. With a view towards disclosure, please tell us whether the decrease in spending reflects any material opportunities, challenges, and risks on which you are focused in both the short and long term.

Exploration and Production, page 40

6.   You state that a large portion of your natural gas sales in Alaska and Equatorial Guinea are subject to term contracts. Please tell us what consideration you gave to disclosing the information required by Item 1207 or Regulation S-K and how you concluded that such disclosure was not required.

7.   In several places in the MD&A section, you disclose that the reason for decreases in your results of operations was due to lower or higher liquid hydrocarbon, synthetic crude oil, and natural gas "realizations." Please expand to explain in better detail what you mean by "realization," the components of realization and why realizations were lower for the period discussed.

Note 1 – Summary of Principal Accounting Policies, page 79

Property, Plant and Equipment – Property Acquisition Costs, page 81

8.   We note your policy for capitalized costs related to oil sands mining appears to describe the legacy mining policy you followed prior to 2009, rather than a policy that corresponds with ASU No. 2010-03, which aligns oil and gas reserve estimation and disclosure requirements of FASB ASC Topic 932 with new Item 1200 of Regulation S-K. Please confirm to us that you applied FASB ASC Topic 932 to your oil sands mining activities, including related exploration activities, during 2009 and, if so, revise your disclosure accordingly. If you did not apply FASB ASC Topic 932 to your oil sands mining activities, please tell us why, and provide your supporting rationale for not doing so, as well as what the estimated impact would have been if you had applied the new standard.

9.   Please expand your disclosure to also describe the depletion base for your capitalized costs related to your oil sands mining activities.

Property, Plant and Equipment – Depreciation, Depletion and Amortization, page 81

10.   We note you depreciate and deplete capitalized costs related to your producing oil and
        natural gas properties on a units-of-production basis, based on estimated proved oil and
        gas reserves. Please tell us whether you also applied such policy to capitalized costs of
        exploratory wells and development costs and, if so, why. If capitalized costs of
        exploratory wells and development costs are not amortized based on your disclosed
        policy, please expand your policy disclosure to address your amortization policy for
        exploratory and development costs capitalized. Refer to FASB ASC Topic 932-360-35-7
        for additional guidance.

Exhibit 99.2

11.   Please provide the disclosure required by Item 1202(a)(8) of Regulation S-K, such as the
        date on which the report was completed, the proportion of the registrant's total reserves
        covered by the report, and a statement that NSAI has used all methods and procedures as
        it considered necessary under the circumstances to prepare the report.

Exhibit 99.3

12.   The closing paragraph states in part that the report "was prepared for the exclusive use of
        Marathon Oil Corporation and may not be put to other use without our prior written
        consent for such use." As Item 1202(a)(8) of Regulation S-K requires the report, please
        obtain and file a revised version which retains no language that could suggest either a
        limited audience or a limit on potential investor reliance.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Christopher J. White, Branch Chief, at (202) 551-3461, if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas, at (202) 551-5798, Anne Nguyen Parker, Branch Chief, at (202) 551-3611, or me, at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director